Exhibit 99.1

2018-09-07

PRESS RELEASE

Oasmia completes a private placement of new convertible instruments in the amount SEK 35.2 million

Uppsala, Sweden, September 7, 2018 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of a convertible loan in the total amount of SEK 35,200,000 with an interest rate of 8 per cent per year directed to and placed with a limited group of investors and paid in cash (the “Private Placement”). The convertible instrument issue is expected to provide the Company with SEK 35,200,000 before transaction related costs. Meanwhile, the Company informs that the Board of Directors of Oasmia has issued and allocated 8,064,516 new shares by virtue of utilisation of warrants of series 2018/2019.

The Private Placement has enabled Oasmia to place 32 new convertible instruments with a limited group of investors at a nominal value of SEK 1,100,000 per convertible instrument through an accelerated book building procedure.

The Company intends to use the proceeds from the Private Placement to strengthen its working capital as well as finance its continuing operations. The Board of Directors has determined, given the phase the Company is currently in, that this financing will give it time to finalize certain ongoing activities which the Board of Directors anticipates will be the basis to fulfil the Company’s long term commercial strategy.

In order to enable the placement, the Board of Directors of Oasmia has, by virtue of the authorisation granted by the Annual General Meeting held on 25 September, 2017, resolved on a directed issue of a new convertible loan in the amount of SEK 35,200,000. The convertible instruments have been subscribed at 100 per cent of the nominal amount and the convertible loan bear an interest rate of 8 per cent per year. The conversion rate is based on the closing price of Oasmia’s shares on Nasdaq Stockholm on 6 September 2018 with premium and will amount to SEK 7.70. The term of the loan is approximately one year with a maturity date on 7 September 2019 if not converted to shares earlier. The terms of the convertible instruments are based on an accelerated book building procedure on 6 September 2018 and the Board of Directors has thereby ensured that the terms of the convertible instruments corresponds to fair market standards.

Subject to the utilisation of warrants mentioned in this press release, the Company currently has 182,166,738 outstanding shares (i.e., the 179,309,596 shares registered with the Swedish Companies Registration Office and 2,857,142 new shares that follows from an ongoing conversion of convertible loan 2018:1). If the convertible loan is fully converted into shares, the number of shares in Oasmia increases by 4,571,424 from 182,166,738 to 186,738,162 and the share capital increases by SEK 457,142.40 from SEK 18,216,673.80 to SEK 18,673,816.20. In the event of a full conversion into shares, the dilution effect will amount to approximately 2.45 per cent.

In addition it is informed that the warrants holder MGC Capital Ltd has utilized 8,064,516 warrants of series 2018/2019 for issue of 8,064,516 shares, each with a subscription of SEK 3.10 per share. The utilization constitutes an increase in the Company’s share capital of SEK 806,451.60 and the total issue amount amounts to SEK 24,999,999.60. The Board of Directors of the Company has agreed to the subscription price being paid by set-off of SEK 24,999,999.60 of MGC Capital Ltd’s total accrued receivable on the Company. Following registration with the Swedish Companies Registration Office, and taking into account the outstanding shares of the Company pursuant to the above, the share capital will amount to SEK 19,023,125.40 and the number of shares will amount to 190,231,254.

For more information:

Julian Aleksov, Chairman of the Board

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important information

This press release does not constitute or form part of a solicitation or an offer to purchase, sell, subscribe for, or in any other way trade in securities in Oasmia. The publication or distribution of this press release may in certain jurisdictions be subject to restrictions in accordance with relevant laws and persons in the jurisdictions where this press release has been published or distributed shall inform themselves of, and follow, such restrictions. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 am CET on September 7, 2018.